82-713

03 JUN -4 AM 7:21

DRC RESOURCES CORPORATION

2003

FIRST QUARTER REPORT

Content

#601 - 595 Howe Street, Vancouver, B. C. V6C 2T5
Telephone: (604) 687-1629 ~ Fax: (604) 687-2845
E-mail address: drcresources@uniserve.com
Website: drcresources.com
TSX Symbol – DRC


03022447

To Our Shareholders:

Corporate Highlights

- Toronto Stock Exchange Listings
- Standard & Poor's Investor Program
- Behre Dolbear Pre-Feasibility Study
- 2003 Afton Diamond Drill Program

During this period, DRC Resources Corporation continued with its strategy of addressing both the corporate and the project requirements for the Company. The Company acquired a listing for its common shares on the Toronto Stock Exchange and contracted with Standard & Poor's Investor Relations Services.

The Toronto Stock Exchange's listing is providing the Company's common shares with a senior trading venue and better facility for future financings. Since trading began on the TSX, DRC's common shares have appreciated 25% and there is an increased interest to finance the Company's Afton Project.

The Investor Relations Program of Standard & Poor's, Wall Street's leading provider of independent, objective research and information, includes DRC Resources' corporate profile in Standard & Poor's Corporation Records, S & P Daily News, S & P MarketScope, and S & P Market Access Website, plus entry into the S & P Stock Guide Database. The Standard and Poor's program also provides a manual exemption for secondary trading transactions for 35 U.S. states which has increased the interest and liquidity in the company's common shares.

The Afton Copper-Gold Project is proceeding on schedule. The 2003 Diamond Drill Program has commenced with two diamond drills initially focusing on surface infill drilling to upgrade the mineral resource. The current drilling results are confirming the continuity of mineral grade for the Afton Mineral Zone. Additional drilling will continue to explore the Afton Mineral Zone along strike and to depth.

The Company has engaged mining consultants, Behre Dolbear & Company Ltd. of Vancouver, British Columbia to undertake a Pre-Feasibility Study for the Afton Copper-Gold Property, Kamloops, British Columbia. The study is addressing the mineral resource, a number of mining methods, mineral processing, permitting, and an estimate of capital and operating costs.

The Company is moving forward with the advancement of the Afton Project. The improvement of metal prices is enhancing the project value. DRC's working capital of $3.6 million is sufficient for the completion of the pre-feasibility study and the surface diamond drill exploration program.

Management is continuing to work towards bringing the Afton Copper-Gold Project to the feasibility stage and expects to confirm and increase the mineral resource through further exploration. Management is taking the necessary steps to increase the value of the Afton Project which should enhance shareholder value. (Please refer to the 2002 Annual Report for additional information on the Company and the Afton Project.)

John H. Kruzick
President & CEO
May 23, 2003

<u>**MANAGEMENT'S DISCUSSION AND ANALYSIS**</u>

<u>**OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION AT MARCH 31, 2003**</u>

The interim Management's Discussion and Analysis ("MD&A") for the quarter ended March 31, 2003 should be read in conjunction with the Company's MD&A for the year ended December 31, 2002 and the consolidated interim financial statements and corresponding notes for the period ending March 31, 2003. The focus of this discussion is on material changes and information relating to the current period and may exclude certain information disclosed in the previous year's discussion.

Description of Business

DRC Resources Corporation with head office located in Vancouver, British Columbia, was incorporated in 1980. The Company is a development stage, junior resource company engaged in the location, acquisition, evaluation, exploration and development of mineral properties. The company presently has 9.13 million issued shares and is listed on the Toronto Stock Exchange (TSX symbol DRC). The main project of the Company is the Afton Copper-Gold Property, located 10 kilometers west of Kamloops, British Columbia. The Company also owns resource properties in Ontario and Texas which are being maintained with no further work programs presently planned.

The Company's business is managed by directors and executives with professional backgrounds and many years experience in the mining industry, augmented by independent geological and mining engineers retained to advise the Company on its main project.

Progress and Outlook

During 2003 the Company plans to focus on the exploration of the Afton Copper-Gold Project, located near Kamloops, British Columbia. As a mineral exploration company, the future liquidity of DRC Resources will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets. In management's view, the Company's cash position is more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

The Company intends to move forward with the advancement of the Afton Copper-Gold Project with the increase of mineral resources, and the completion of the pre-feasibility study.

The Mineral Resource Study dated April 17, 2002, prepared by an independent qualified person, James J. McDougall, P.Eng. in compliance with National Instrument 43-101, stated that the exploration to the end of 2001 indicated the mineral resources to be in excess of 39 million tons. The Afton Main Zone is estimated to have a current Indicated Mineral Resource of 37.7 Million Tons (34.3 Million Tonnes) of 2.32% Copper Equivalent (1.55% cu, 1.14 g/tonne [0.0366 oz/tonne] Au, 0.125 g/tonne [0.004 oz/tonne] Pd, 3.42 g/tonne [0.11 oz/tonne] Ag). The Afton Northeast Zone is estimated to have a current Indicated Mineral Resource of 1.2 Million Tons (1.1 Million Tonnes) of 1.40% Copper Equivalent (1.02%, 0.86 g/tonne [0.027 oz/tonne]Au, 0.10 g/tonne [0.003 oz/tonne] Pd, 5.49 g/tonne [0.17 oz.tonne] Ag). There is an additional estimated Inferred Mineral Resource, up-dip and down-dip of the Main Zone, of 4.8 Million Tones (4.4 Million Tonnes of an assumed grade of 2.32% Copper Equivalent, similar to the grade of the Main Zone. *Assumed Metal Prices (US$): Copper $1540/tonne ($0.70/pound), Gold $8.75/gram ($300/oz) Palladium $11.67/gram ($400/oz), Silver $0.13/gram ($4.50/oz).*

During the quarter the Company engaged mining consultants, Behre Dolbear & Company Ltd. of Vancouver, British Columbia to undertake a Pre-Feasibility Study for the Afton Copper-Gold Property, Kamloops, B.C.. The study will address the mineral resource, a number of mining methods, mineral processing, and permitting for the Afton Project. The study will provide an estimate of capital and operating costs related to the potential development of an underground bulk tonnage mining operation at Afton.

DRC Resources' 2003 Afton Copper-Gold Exploration Program commenced in late March, 2003. The Company is utilizing two diamond drills to initially focus on a surface infill diamond drill program to upgrade the mineral resource. Additional drilling will continue to explore the Afton Mineral Zone along strike and to depth.

The Company has held and is continuing discussions with senior members of the mining industry with the objective of moving the project beyond the exploration stage. The Company has signed confidentiality agreements with a number of mining companies and financial institutions.

In January 2003 the Company contracted to participate in the Standard and Poor's Investor Relation Program which includes profiling DRC Resources in Standard & Poor's Corporation Records, S & P Daily News, S&P MarketScope, and S&P Market Access Website, plus entry into the S&P Stock Guide Database

Operating Results

During the quarter ended March 31, 2003, DRC incurred a loss after income taxes of $119,800 ($0.01 per share) compared to a net loss after taxes of $48,180 ($0.01 per share) for the same period in 2002. Income for the quarter ended March 31, 2003 decreased significantly to ($4,615) from $33,438 in the corresponding period in 2002 due

to the losses on foreign exchange reflected by the strengthening of the Canadian dollar against its US counterpart during the first quarter of 2003. Administration costs for the quarter ended March 31, 2003 increased to $99,241 compared to $94,346 for the same period in 2002 due to the increased professional, consulting and regulatory fees related to the Toronto Stock Exchange listing and increased activity due to the advancement of the Afton Copper-Gold Project.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars.

The Afton drilling program was shut down for the winter during most of this quarter, 2002 drill results were evaluated and technical reports compiled which accounts for the increase in administrative costs indicated below:

Quarterly Budget – For Period Ending March 31, 2003

Administration	**Budget**	**Actual**	**Over (Under)**
Office Supplies and expenses	$ 9,000	9,329	329
Salaries of support staff	15,750	15,147	(603)
Management salaries & Expenses	27,750	32,219	4,469
Regulatory and transfer agent fees	4,500	8,858	4,358
Utilities and telephone	4,500	981	(3,519)
Rent	6,000	6,456	456
Legal, accounting and professional fees	22,500	23,234	734
Total	**$90,000**	**96,224**	**6,224**

Financial Condition - Liquidity & Capital Resources

At March 31, 2003, DRC had cash and cash equivalents of $3,712,530 compared to $3,885,602 as at March 31, 2002. Of the foregoing, at March 31, 2003 approximately $1,533,462 is committed to exploration expenditures pursuant to agreements under which flow through shares were issued. Working capital at March 31, 2003 was $3,831,788 compared to working capital of $4,134,172 at March 31, 2002. An improving trend in gold and copper prices has prompted DRC to review all potential courses of action beneficial to all shareholders by attracting financial participation in the Afton Copper-

Gold Project. Discussions are on-going with a number of mining companies, international smelters and financial institutions that have expressed an interest in project participation.

The Company's source of liquidity is its cash and cash equivalents. However, this is supplemented by interest earned and these sources of cash are considered sufficient to meet near-term financial requirements.

Related Party Transactions

During the quarter ending March 31, 2003, the Company paid $15,147 compared to $12,136 in the same period of 2002, for secretarial and accounting services invoiced by Allshare Holdings Ltd., a private company in which a director has a 50% interest. During the quarter March 31, 2003 the Company paid $32,625 compared to $26,600 in the same period of 2002 for consulting and deferred exploration costs invoiced by Westridge Enterprises Ltd., a private company owned by a director of the Company. A related person of the President was paid $16,875 for consulting services during the first quarter.

Marketable Securities

As at March 31, 2003, DRC owned 25,000 common shares of Planet Ventures Inc., a junior resource company listed on the TSX Venture Exchange. The cost at date of acquisition was $5,750; the market value of these securities at March 31, 2003 was $1,500.

On February 18, 2003 the Normal Course Issuer Bid, approved by the CDNX (predecessor to the TSX Venture Exchange) on February 18, 2002, and extended on August 23, 2002 expired. The total number of shares purchase and cancelled was 252,000 shares for a total purchase price of $726,083.

Exploration and Development

During the quarter ending March 31, 2003, DRC incurred exploration and development expenditures of $84,300 compared to $58,717 for the same period in 2002.

The $4,700,000 Exploration Program Budget recommended by J.J. McDougall & Associates in their January 24th, 2001 2000 Diamond Drill Exploration Report on the Afton Mine Project and disclosed in the August 3rd, 2001 Final Prospectus was adopted by the Company as its Afton Copper-Gold Project budget. The J.J. McDougall & Associates' report did not break down project cost estimates on a month by month basis.

The following is a breakdown of budgeted and actual expenditures for the quarter and the year, with budget remainder (overage) at March 31, 2003.

Exploration	**Budget Amount for Entire Program**	**Expended During Quarter Ending March 31, 2003**	**Total Expended To March 31, 2003**	**Budget Remainder (Overage)**
Diamond Drilling	$2,500,000	6,360	2,029,512	470,488
Assaying	200,000	276	133,884	66,116
Accommodation and Meals	100,000	5,656	88,976	11,024
Technical personnel salaries	500,000	48,755	854,670	(354,670)
Support personnel salaries	100,000	3,381	110,153	(11,153)
Vehicles and fuel	50,000	719	37,815	12,185
Metallurgical testing	50,000	8,275	20,275	28,725
Pre-feasibility study	700,000	8,718	8,718	691,282
Contingencies	500,000	2,160	72,642	427,358
Total	**$4,700,000**	**$ 84,300**	**$3,356,645**	**$1,343,285**

Project costs during this quarter were slightly lower than pervious periods due to the fact that the project was shut down during most of the quarter. Drilling commenced in the last week of the quarter.

The budget for diamond drilling originally recommended 80,000 ft (262,400 metres) of drilling to be done at an estimated $2,500,000. To March 31, 2003, 84 NQ Diamond Drill Holes totaling 127,450 ft (38,850 metres). of diamond drilling has been completed at a total drilling cost of $2,029,512. The average drilling cost per foot was $15.92. The amount remaining in the property exploration budget for diamond drilling was $470,488. Due to strict budget supervision and the present competitive nature of the drilling industry, DRC's drilling costs are substantially lower than originally anticipated when budgeting for the Afton Exploration Program.

In late March, 2003 the Company continued the $4.7 million Diamond Drill Exploration Program recommended by the Company's independent engineer in the January 24, 2001 technical report. To the end of this quarter $3,356,645 has been expended on the Afton Copper-Gold Project.

Risks

Mineral exploration is a high risk business and there is no assurance that economic mineral deposits will be found on any of DRC's properties. Excellent surface indications and drill results are no guarantee of finding an economical mineral deposit at depth. Mineral commodity prices and exchange rates can fluctuate and affect the economics of mineral deposits. Financial markets can sometimes be negative toward junior exploration companies.

Subsequent Events

Subsequent to the end of the quarter, 25,000 Stock Options and 65,000 Broker's Warrants were exercised at an exercise price of $3.00 per share.

Disclaimer
The information contained herein is prepared by the company and believed to be accurate but has not been independently audited or verified and is provided for informational purposes. This information is not to be construed as an offer nor as a recommendation to buy or sell securities. DRC Resources Corporation, its officers and directors assume no responsibility for use of this information in any way whatsoever and do not guarantee its accuracy.

Cautionary Note
It should be noted that some of the statements contained in this presentation are not historical facts but may be forward-looking statements. Estimates and statements that describe the Company's future plans, objectives or goals are examples of forward-looking statements and such statements may include words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statement address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of the Company's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals, legislative, environmental and other regulatory, political and competitive developments in areas in which the Company operates.

US Investors Should Note: *The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in our publications such as "resources", that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.*

DRC RESOURCES CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - See Notice to Reader)

10

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS
#205 - 788 BEATTY STREET
VANCOUVER, B.C.
V6B 2M1
PHONE: 604-688-2850
FAX: 604-688-2777

NOTICE TO READER

We have compiled the interim consolidated balance sheet of DRC Resources Corporation as at March 31, 2003 and the interim consolidated statements of operations and deficit, and cash flows, and schedule of resource properties for the three months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.	*"BEAUCHAMP & COMPANY"*
April 23, 2003	Chartered Accountants

d

DRC RESOURCES CORPORATION
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2003 AND DECEMBER 31, 2002
(Unaudited - See Notice to Reader)

	Mar. 31, 2003	(Note 14) Dec. 31, 2002
ASSETS		
CURRENT ASSETS		
Cash and short term investments	$ 3,712,530	$ 3,872,144
Marketable security	1,500	1,500
Amounts receivable - government	136,832	173,452
Prepaid expenses	14,376	-
	3,865,238	4,047,096
RESOURCE PROPERTIES - SCHEDULE (Notes 2 and 3)	2,455,093	2,404,194
CAPITAL ASSETS (Notes 2 and 4)	38,518	41,535
	$ 6,358,849	$ 6,492,825
LIABILITIES		
CURRENT LIABILITIES		
Account payable and accruals	$ 33,450	$ 45,169
FUTURE INCOME TAXES (Note 5)	129,710	113,767
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Notes 6 and 7)	8,068,403	8,086,803
DEFICIT	(1,872,714)	(1,752,914)
	6,195,689	6,333,889
	$ 6,358,849	$ 6,492,825

COMMITMENTS (Note 12)

APPROVED BY THE BOARD:

"JOHN KRUZICK" **Director**

"SHARON ROSS" **Director**

See accompanying notes.

DRC RESOURCES CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
THREE MONTHS ENDED MARCH 31, 2003 AND 2002
(Unaudited - See Notice to Reader)

	2003	2002
INCOME		
Interest and other	$ 24,206	$ 32,517
Oil and gas royalties	514	538
Foreign exchange gain (loss)	(29,335)	383
	(4,615)	33,438
EXPENSES		
Bank charges	207	183
Consulting and administration	16,875	6,166
Amortization	3,017	1,055
Dues and subscriptions	936	8,823
Management services	13,500	12,200
Office, secretarial services and stationary	23,333	25,947
Professional fees	6,359	3,565
Regulatory fees	7,425	3,427
Rent	6,456	4,786
Telephone	981	1,259
Transfer agent	1,433	728
Travel and promotion	18,719	25,207
Write-down of marketable security	-	1,000
	99,241	94,346
LOSS FOR THE PERIOD BEFORE INCOME TAXES	(103,856)	(60,908)
FUTURE INCOME TAXES (Note 5)	(15,944)	12,728
LOSS FOR THE PERIOD	(119,800)	(48,180)
DEFICIT, BEGINNING OF PERIOD	(1,752,914)	(1,567,007)
DEFICIT, END OF PERIOD	$ (1,872,714)	$ (1,615,187)
LOSS PER SHARE	$ (0.01)	$ (0.01)

See accompanying notes.

DRC RESOURCES CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2003 AND 2002
(Unaudited - See Notice to Reader)

	2003	2002
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Loss for the period	$ (119,800)	$ (48,180)
Items not requiring cash:		
Amortization	3,017	1,055
Write-down of marketable security	-	1,000
Future income taxes	15,944	(12,728)
	(100,839)	(58,853)
Net change in non-cash working capital items	(6,595)	191,015
Cash Provided (Used For) By Operating Activities	(107,434)	132,162
INVESTING ACTIVITIES		
Payments of resource property costs	(67,180)	(58,718)
Acquisition of capital assets	-	(3,962)
Cash Used For Investing Activities	(67,180)	(62,680)
FINANCING ACTIVITIES		
Share capital issued for cash	15,000	-
Cash Provided By Financing Activities	15,000	-
(DECREASE) INCREASE IN CASH	(159,614)	69,482
CASH, BEGINNING OF PERIOD	3,872,144	3,816,120
CASH, END OF PERIOD	$ 3,712,530	$ 3,885,602
CASH COMPRISES:		
Cash	$ 107,060	$ (711)
Short term investments	3,605,470	3,886,313
	$ 3,712,530	$ 3,885,602

See accompanying notes.

DRC RESOURCES CORPORATION
SCHEDULE OF RESOURCE PROPERTIES
THREE MONTHS ENDED MARCH 31, 2003
AND YEAR ENDED DECEMBER 31, 2002
(Unaudited - See Notice to Reader)

Acquisition Costs

	Mar. 31, 2003	(Note 14) Dec. 31, 2002
Kamloops "Afton" Claims	$ 421,733	$ 421,734
Kamloops Ajax - Python Claims	48,732	48,732
Alberta Mineral Permits	1	1
Timmins, Ontario Claims	1	1
Texas Oil and Gas Property	110,867	110,867
Balance, End Of Period	581,334	581,335

Deferred Exploration Costs

	Afton Claims	Ajax - Python Claims	Mar. 31, 2003	(Note 15) Dec. 31 2002
Balance, Beginning Of Period	$ 1,763,674	$ 59,185	1,822,859	1,136,649
Assays and testing	276	-	276	46,256
Drilling	6,360	-	6,360	738,557
Engineering	32,448	-	32,448	98,170
Geological consulting	33,300	-	33,300	163,705
Labour	3,381	-	3,381	39,512
Supplies and equipment	630	-	630	26,869
Travel and accommodation	6,375	-	6,375	38,477
Staking and filing fees	-	-	-	-
Miscellaneous	1,530	-	1,530	7,206
Grant recoveries	-	-	-	(96,335)
Tax effect of flow through shares	(33,400)	-	(33,400)	(376,207)
	50,900	-	50,900	686,210
Costs written-off	-	-	-	-
	50,900	-	50,900	686,210
Balance, End Of Period	$ 1,814,574	$ 59,185	1,873,759	1,822,859
Resource Properties			$ 2,455,093	$ 2,404,194

See accompanying notes.



DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003

1. NATURE OF BUSINESS

DRC Resources Corporation is a public company incorporated under the Company Act (British Columbia). The common shares of the Company were listed on the TSX Venture Exchange ("TSXV") until December 30, 2002; then on December 31, 2002 they were listed on the Toronto Stock Exchange.

The Company is in the process of exploring its resource properties to determine whether the properties contain ore reserves that are economically recoverable.

The continued operations of the Company and the recoverability of the amounts shown as resource properties are dependent upon the existence of recoverable reserves, the ability of the Company to obtain financing to complete the developments, and upon future profitable production or proceeds from disposition of its resource properties.

Although the Company has taken steps to verify title to resource properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principals of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Dynamic Resources Corporation, Inc. All significant inter-company transactions and balances have been eliminated on consolidation.

b) Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Significant areas of estimate relate to resource properties and related deferred exploration costs, future site restoration costs, and future income tax asset valuation allowance. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the consolidated financial statements of future changes in such estimates could be material.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

c) Resource Properties

i) Mineral Interests

The Company capitalizes acquisition and related exploration costs of mineral interests until such time as the mineral property to which they relate is brought into production, or is sold, allowed to lapse or abandoned. The costs will be amortized on a unit of production basis following commencement of production or written off to operations if the mineral property is abandoned. Mineral option payments are recorded when received and are charged against the related mineral claim interest cost. General exploration, overhead and administration costs are expensed in the period they are incurred.

ii) Oil and Gas Interests

The acquisition, drilling and completion costs of oil and gas interests are capitalized when incurred. If proven to be productive, these costs are charged to operations over the producing life of the property by annual provisions for depletion calculated on a unit of production basis; otherwise, if abandoned, the costs less accumulated amortization are charged to operations. All oil and gas property interests are owned in the United States and provide income from royalty interests.

d) Marketable Securities

The following portfolio investments are recorded at the lower of cost and market value:

Name Of Issuer	Class Of Security	Quantity	Cost Of Securities	Market Value Of Securities Mar. 31, 2003	(Note 14) Market Value Of Securities Dec. 31, 2002
Planet Ventures Inc.	Common shares	25,000	$ 5,750	$ 1,500	$ 1,500

e) Capital Assets

Capital assets are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method at a rate of 20% per annum.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

f) Foreign Currency Translation

The Company's foreign operation is considered fully integrated with the Company and is translated into Canadian dollars using the weighted average rates for the period for items included in the statement of operations and deficit, except for amortization which is translated at historical rates, the rate prevailing at the balance sheet date for monetary assets and liabilities, and historical rates for all other items. Exchange gains or losses on translation are included in the current period's operations.

g) Income Taxes

The Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes which will arise from the realization of assets or settlement of liabilities at their carrying amounts, which differ from their tax bases. Future tax assets and liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

h) Adoption of New Accounting Standards

Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act of Canada ("the Act"). The Act provides that, where the share issuance proceeds are used for exploration and development expenditures, the related income tax deductions may be renounced to subscribers. Accordingly, these expenditures provide no tax deduction to the Company.

The Company reduces share capital and deferred exploration costs for the period by the estimated amount of the related future tax liability when the capital expenditures are incurred.

i) Stock-based Compensation

The Company grants stock options to executive officers and directors, employees and consultants. Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants accounting standards for stock-based compensation and other stock-based payments. These new standards establish the method for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments.

The Company has elected to adopt the intrinsic value method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at the date of the grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to share capital.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

i) Stock-based Compensation

Had the Company followed the fair value method of accounting, the Company would have recorded no compensation expense pursuant to no share options issued during the quarter. Pro-forma loss information determined under the fair value method of accounting for stock options is as follows:

		Three Months Ended March 31, 2003	(Note 14) Year 2002
Loss for the year	As reported	$ 119,800	$ 185,907
	Pro Forma	$ 119,800	$ 301,188
Loss per share	As reported	$ 0.01	$ 0.02
	Pro forma	$ 0.01	$ 0.03

The pro-forma amounts exclude the effect of stock options granted prior to January 1, 2002. The fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

- risk free interest rate of 2.8%, dividend yield of 0%, expected life of 2 years, and volatility of 56%.

j) Loss Per Share

Loss per share data is computed by dividing the loss by the weighted average number of common shares and common share equivalents outstanding during the year. Shares issuable upon the exercise of share purchase warrants and stock options were excluded from the computation of loss per share because their effect would be anti-dilutive.

3. RESOURCE PROPERTIES

- Kamloops, B.C. "Afton" Mineral Property

The Company entered into an option agreement dated September 22, 1999 to acquire the Afton Mineral Claims Group, in the Kamloops Mining Division of B.C. Consideration is the issuance of 2,000,000 common shares of the Company in stages, being 1,000,000 shares on effective date of the shareholders' approval of the agreement, and 200,000 shares annually for the next five years beginning in year 2, a work commitment of $6,500,000 over nine years and a 10% net profit royalty. The Company can purchase back the 10% net profit royalty interest, on or before December 1, 2010 for $2,000,000. Minimum work commitments vary from $400,000 to $1,000,000 each year and are $1,000,000 in year 2002 and $1,000,000 in year 2003.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003

3. RESOURCE PROPERTIES (CONT'D)

- Kamloops, B.C. "Afton" Mineral Property (Cont'd)

On July 19, 2000, 1,000,000 common shares of the Company were issued in accordance with the agreement. During the first quarter ending March 31, 2002, the Company issued 200,000 common shares in accordance with the agreement for year 2 and in the final quarter ending December 31, 2002 the Company issued 200,000 common shares in accordance with the agreement for year 3. The value as per the terms of the agreement was $0.30 per share for a total cost to the Company of $120,000. Claim work completed has extended the claims in good standing until March 8, 2011. No shares were issued in the first quarter of 2003.

The President of the Company has a one-half interest in the option agreement above as one of the optionors. (See Notes 9 and 13)

- Kamloops, B.C., Mineral Property

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty, consisting of 62 mineral claims and 5 crown grants in the Kamloops Mining Division of B.C. The cost of the claims acquired was 100,000 common shares of the Company at a fair value of $0.50 per share. Claim work completed has extended the claims in good standing until September 26, 2004 - 2007.

The Company entered into a joint venture agreement dated April 4, 1999 with Planet Ventures Inc. (formerly Footwall Explorations Inc.), a TSXV listed public company, for them to acquire a 50% interest in the Python Claim Group. Consideration to be received was 100,000 common shares of Planet Ventures Inc. (25,000 shares per year) and they were to incur cumulative exploration expenditures of $400,000 over four years. The Company received 25,000 shares of Planet Ventures Inc. upon signing the agreement, subject to a one-year hold period, and Planet Ventures Inc. incurred exploration expenditures of $29,675 during the year. The Company and Planet Ventures Inc. by mutual agreement, terminated the option agreement on March 29, 2000.

- Alberta Mineral Property

The Company acquired, on October 23, 2000, twelve metallic and industrial mineral permits located in Northern Alberta. These permits are in good standing until April 12, 2003. Subsequent to March 31, 2003 these permits were allowed to lapse.

- Timmins, Ontario, Mineral Property

The Company has a 100% interest in 11 units (440 acres) located in the Porcupine Mining division of Ontario. The mineral claims are in good standing until October 14, 2005.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003

3. RESOURCE PROPERTIES (CONT'D)

- Oil and Gas Property, Texas, U.S.A.

The Company owns a 25% interest in approximately 358 acres of land located in Texas, U.S.A., which land provide its oil and gas property royalty interests.

4. CAPITAL ASSETS

	Cost	Accumulated Depreciation	Net Book Value Mar. 31, 2003	Net Book Value (Note 14) Dec. 31, 2002
Transportation vehicles	$ 29,690	$ 7,422	$ 22,268	$ 23,752
Office equipment	32,990	16,740	16,250	17,783
	$ 62,680	$ 24,162	$ 38,518	$ 41,535

5. INCOME TAXES

a) Profit (loss) before income taxes are as follows:

	Three Months Ended Mar. 31, 2003	(Note 14) Year Ended Dec. 31, 2002
Canada	$ (102,751)	$ (368,353)
U.S.A.	(1,105)	(198)
TOTAL	$ (103,856)	$ (368,551)

b) The provision for income taxes consist of the following:

	Three Months Ended Mar. 31, 2003	(Note 14) Year Ended Dec. 31, 2002
Future		
Canada	$ 15,944	$ (182,644)
U.S.A.	-	-
TOTAL FUTURE INCOME TAX EXPENSE (RECOVERY)	$ 15,944	$ (182,644)

x1

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003

5. INCOME TAXES (CONT'D)

c) Temporary differences that give rise to future income taxes are as follows:

	Three Months Ended Mar. 31, 2003	(Note 14) Year Ended Dec. 31, 2002
Long-term future tax liability		
Resource Properties	$ (141,508)	$ (126,838)
Capital Assets	11,798	13,071
TOTAL LONG-TERM FUTURE INCOME TAX LIABILITY	$ (129,710)	$ (113,767)

d) Temporary differences that could give rise to future income tax assets:

	Three Months Ended Mar. 31, 2003	(Note 14) Year Ended Dec. 31, 2002
Long-Term Future Income Tax Assets		
Loss carry forwards	$ 369,218	$ 363,267
Share issue costs	128,757	142,505
Total Long-Term Future Income Tax Assets	497,975	505,772
Less valuation allowance	497,975	505,772
NET LONG-TERM FUTURE INCOME TAX ASSETS	$ -	$ -

e) Subject to confirmation by the income tax authorities, the Company has the following undeducted tax pools:

	Three Months Ended Mar. 31, 2003	(Note 14) Year Ended Dec. 31, 2002
Canadian Exploration Expenses	$ 438,721	$ 400,283
Canadian Development Expenses	$ 531,480	$ 623,408
Undepreciated Capital Costs	$ 68,296	$ 70,455
Share Issue Costs	$ 324,981	$ 359,679
Non-Capital Losses, expiring at various dates to 2009	$ 931,899	$ 877,358

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003

6. SHARE CAPITAL

a) Authorized
40,000,000 common shares without a par value

b) Issued

	Three Months Ended March 31, 2003		(Note 14) Year Ended December 31, 2002	
	Number Of Shares	Amount	Number Of Shares	Amount
Balance, beginning of year	9,131,766	$ 8,086,803	8,283,766	$ 7,133,578
Issued for cash:				
Exercise of brokers warrants	5,000	15,000	-	-
Private placement flow-through shares	-	-	700,000	1,935,515
Repurchase for cancellation	-	-	(252,000)	(726,083)
Tax effect of flow-through shares/special warrants	-	(33,400)	-	(376,207)
Issued for mineral property	-	-	400,000	120,000
Balance, end of year	9,136,766	$ 8,068,403	9,131,766	$ 8,086,803

- Year 2003

During the first quarter ending March 31, 2003, 5,000 shares were issued at a price of $3.00 per share for brokers warrants.

- Year 2002

On July 24, 2002 the Company, by a brokered private placement, issued 700,000 flow through common shares at a price of $3.00 per share with the net proceeds of $1,935,515 credited to the treasury.

During the year, the Company repurchased a total of 252,000 shares for cancellation at a cost of $726,083.

400,000 common shares were issued at a price of $0.30 per share in accordance with the Afton property option agreement.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003

6. SHARE CAPITAL (CONT'D)

c) Stock Options

The Company does not have an established share purchase option plan. However, from time to time, the board of directors may grant options to directors, officers, employees or consultants subject to the approval of the regulatory authorities.

Stock Options Outstanding	Options Outstanding	Option Price
Balance, December 31, 2000	664,000	
Cancelled	(25,000)	$7.00
Exercised	(160,000)	$0.20
Exercised	(51,000)	$0.30
Granted	90,000	$4.00*
Balance, December 31, 2001	518,000	
Granted	100,000	$3.05
Granted	320,000	$3.00
Granted	50,000	$3.50
Expired	(33,000)	$3.00
Cancelled	(65,000)	$3.00
Balance, December 31, 2002 and March 31, 2003	890,000	

*option price amended from $4.00 to $3.00 in year 2002.

The expiry dates of the options are:

September 13, 2004	395,000	options @ $3.00* (extended from Sept. 13, 2002)
May 9, 2003	25,000	options @ $3.00
February 1, 2004	320,000	options @ $3.00
September 18, 2004	100,000	options @ $3.05
December 5, 2004	50,000	options @ $3.50

On September 18, 2002, 100,000 options @ $3.05 per share were granted for ongoing financial consulting services to a related person of the President. The options expire on September 18, 2004.

7. BROKER WARRANTS

On July 24, 2002 the Company by a private placement, issued 70,000 broker warrants exchangeable on or before July 24, 2003 into common shares at a purchase price of $3.00 per warrant. No warrants were exercised in the year 2002. 5,000 of the warrants were exercised in the first quarter of 2003 at $3.00 per share.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003

8. RELATED PARTY TRANSACTIONS

	Three Months Ended Mar. 31, 2003	(Note 14) Year Ended Dec. 31, 2002
For consulting, administration and exploration costs charged by a private company controlled by the President/Director of the Company	$ 32,625	$ 112,845
For shares issued in payment on "Afton" property option agreement to the President/Director of the Company. 200,000 shares were issued during the year (cumulative total is 700,000 shares to date)	$ -	$ 60,000
For consulting services charged by a related person of the President	$ 16,875	$ 11,250
For secretarial and administrative services charged by a private company which a director has a 50% interest	$ 15,157	$ 41,405

9. SUPPLEMENTARY CASH FLOW INFORMATION

The statement of cash flows reflected the new requirement under Section 1540 of the Canadian Institute of Chartered Accountants Handbook.

For the year ended 2002, the Company conducted non-cash activities as follows:

Financing Activities	
Common shares issued for mineral properties	$ 120,000

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003

10. SEGMENTED INFORMATION

The Company's operations consist of two business segments - oil and gas, which is in the United States and mineral exploration which is in Canada. The other principal assets which are held in Canada consist primarily of cash, term deposits, and corporate notes.

	Three Months Ended Mar. 31, 2003	(Note 14) Year Ended Dec. 31, 2002
CANADA		
Current Assets	$ 3,855,275	$ 4,035,551
Resource Properties	2,344,226	2,293,327
Capital Assets	38,518	41,535
	6,238,019	6,370,413
U.S.A.		
Current Assets	9,963	11,545
Resource Property	110,867	110,867
	120,830	122,412
TOTAL ASSETS	$ 6,358,849	$ 6,492,825

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposits, corporate notes, amounts receivable and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of cash, term deposits, corporate notes, amounts receivable and accounts payable approximate their carrying values due to the relatively short period to maturity of these instruments. The Company has $266,332 in U.S. dollars, comprised of $6,786 in a current account and $259,445 in a bankers acceptance note, due March 31, 2003.

12. COMMITMENTS

The Company, under the terms of the option agreement to acquire the "Afton" Mineral Property, is required to issue an additional 600,000 shares in 200,000 share instalments over the next three years and, to perform a work commitment of $6,500,000 over nine years. To date $3,311,673 has been expended.

955,000 common shares are reserved for issuance for stock options and brokers warrants. (See notes 6(c) and 7)

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003

13. ENVIRONMENTAL RISKS

Existing and possible future environmental legislation, regulations and action could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its mineral properties on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of property.

14. COMPARATIVE FIGURES

The amounts disclosed in these interim consolidated financial statements as at December 31, 2002, were subject to an audit engagement.